EXHIBIT 99.10

To announce an asset impairment charge pursuant to IAS No.36

Date of events: 2017/01/03

Contents:

1.Date of occurrence of the event:2017/01/03

2.Company name:Chunghwa Telecom Co., Ltd

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:The Company’s 2G mobile license will be expired on June 30, 2017 and the Company will end its 2G mobile service business at that time. The Company believes it means in the extents to which, or manner in which the 2G related telecom equipment is used or is expected to be used has changed during the period and considers it’s the indication that the asset may be impaired. Thus, the Company recorded an asset impairment of approximately NT$ 595 million, after performing the impairment assessment of its 2G telecom equipment pursuant to IAS No.36 ”Impairment of Assets”.

6.Countermeasures:None

7.Any other matters that need to be specified:

(1)The impairment charge amount is an unaudited number.

(2)This impairment is non-cash charge, and has no impact on the Company’s working capital or cash flow.

(3)The aforementioned impairment charge is recognized in the Company’s financial statements for the year ended December 31, 2016.